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                           September 10, 2021

       Jill Ramsey
       Chief Executive Officer
       A.K.A. Brands Holding Corp.
       100 Montgomery Street, Suite 1600
       San Francisco, California 94104

                                                        Re: A.K.A. Brands
Holding Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 7,
2021
                                                            File No. 333-259028

       Dear Ms. Ramsey:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 Filed September 7, 2021

       Unaudited Pro Forma Consolidated Financial Information
       Notes to Unaudited Pro Forma Consolidated Financial Statements, page 86

   1. Please explain to us why the AUD$5.0 million used in the repurchase of Petal & Pup's 6%
                                                        equity on August 19,
2021 disclosed in note 6.1.A(b) is not shown as a reduction in cash on the pro forma
balance sheet.
 Jill Ramsey
FirstName  LastNameJill Ramsey
A.K.A. Brands  Holding Corp.
Comapany 10,
September  NameA.K.A.
               2021     Brands Holding Corp.
September
Page  2    10, 2021 Page 2
FirstName LastName
       You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dieter King at 202-551-8071 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jim Rowe